UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                                              File No. 812-_____
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In the matter of:

First Trust Exchange-Traded Fund
First Trust Exchange-Traded Fund II
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded Fund III
First Trust Advisors L.P.
and First Trust Portfolios L.P.
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Application to amend an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.

All communications, notices and orders to:

First Trust Advisors L.P.                          Eric F. Fess
First Trust Exchange-Traded Fund                   Felice R. Foundos
First Trust Exchange-Traded Fund II                Suzanne M. Russell
First Trust Exchange-Traded Fund III               Chapman and Cutler LLP
First Trust Exchange-Traded AlphaDEX(R) Fund       111 West Monroe
First Trust Portfolios L.P.                        Chicago, IL  60603
120 East Liberty Drive, Suite 400
Wheaton, IL  60187
Attn:  W. Scott Jardine


          Page 1 of 31 sequentially numbered pages (including exhibits)



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                            I. SUMMARY OF APPLICATION

A.       REQUEST FOR AMENDED ORDER

In this application (this "Application"), First Trust Exchange-Traded Fund III (the "Initial Trust"), First Trust Exchange-Traded Fund ("Trust I"), First Trust Exchange-Traded Fund II ("Trust II"), First Trust Exchange-Traded AlphaDEX(R) Fund (the "AlphaDEX Trust"), First Trust Advisors L.P. (the "Advisor"), and First Trust Portfolios L.P. (the "Distributor" and, together with the Initial Trust, Trust I, Trust II, the AlphaDEX Trust and the Advisor, the "Applicants") apply for and request an order (the "Amended Order") of the Securities and Exchange Commission (the "Commission") under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the "1940 Act") to amend a prior order under Section 6(c) of the 1940 Act providing for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act (the "Prior Order").(1) Capitalized terms not otherwise defined herein have the meanings ascribed thereto in Amendment No. 2 to the application of First Trust Advisors L.P. et al. (File No. 812-13477) filed with the Commission on October 16, 2008 (the "Original Application").

The Prior Order relates to the securities of certain actively managed investment portfolios of the Initial Trust (the "Initial Funds") which, as described in the Original Application, would be permitted to invest primarily in equity securities traded in the United States ("U.S.") markets and/or foreign equity securities(2) (collectively, "Equity Securities") and offer exchange-traded shares ("Shares") with limited redeemability. As described in the Original Application, each Initial Fund would operate as an exchange-traded fund utilizing active management investment strategies ("Active ETF"). The Prior Order also applies to any future series of the Initial Trust and to other open-end management companies existing or created in the future and their existing and future series that invest primarily in Equity Securities and are advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor, operating as an Active ETF (the "Future Funds").

      The Prior Order permits, among other things:

      o open-end management investment companies to issue shares that would be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (each, a "Stock Exchange") rather than at net asset value ("NAV");

      o such investment companies' Shares to be redeemable in large aggregations only;

_______________

(1) In the Matter of First Trust Advisors L.P., et al., Investment Company Act Release Nos. 28421 (September 29, 2008) (notice) and 28468 (October 27, 2008) (order).

(2) "Foreign equity security" refers to an equity security of an issuer that is domiciled outside of the U.S. and listed on the foreign equivalent of a Stock Exchange (as defined below) which may or may not meet the requirements for trading in the U.S. markets.


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      o certain investment companies to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and

      o certain affiliated persons of the investment companies to buy portfolio securities from, and sell portfolio securities to, the investment companies, in connection with the "in-kind" purchase and redemption of Shares.

As discussed above, the Prior Order extends relief only to funds investing primarily in Equity Securities. Applicants are submitting this Application so that one or more existing or future series of the Initial Trust, Trust I, Trust II, the AlphaDEX Trust and any other registered investment company advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor (the Initial Trust, Trust I, Trust II, the AlphaDEX Trust, and each such other registered investment company, collectively, the "Trusts" and each a "Trust"), which will be operated as Active ETFs may invest (i) in fixed income securities (including without limitation exchange-traded notes) traded in the U.S. or non-U.S. markets (such securities, "Fixed Income Securities" and each such series, a "Fixed Income Fund") or (ii) in a combination of Equity Securities and Fixed Income Securities (each such series, a "Balanced Fund"). Fixed Income Funds and Balanced Funds are referred to collectively herein as "Additional Funds." Fixed Income Funds that invest all or a portion of their assets in securities traded in international markets are referred to as "International Fixed Income Funds." International Fixed Income Funds and Balanced Funds that invest all or a portion of their assets in securities traded in international markets are referred to collectively herein as "International Additional Funds." The Additional Funds may also invest in futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, currencies, commodities, U.S. money market securities, non-U.S. money market securities, shares of other exchange-traded funds and shares of money market mutual funds or other investment companies (the foregoing investments described in this sentence are collectively referred to as "Other Investments"), all in accordance with their investment objectives. International Additional Funds may also invest in "Depositary Receipts" as defined and described in the Original Application. The securities in which an Additional Fund will invest are the "Portfolio Securities." The Initial Funds and the Future Funds are referred to collectively as "Equity Funds" and individually as an "Equity Fund." The Additional Funds and the Equity Funds are referred to collectively as "Funds" and individually as a "Fund."

In addition, Applicants seek to amend the terms and conditions of the Original Application such that all representations and conditions contained in the Original Application and this Application that require a Fund to disclose particular information in the Fund's prospectus ("Prospectus") and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (January 13, 2009) (the "Summary Prospectus Rule"). Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures contained in the Original Application is warranted because the Commission's amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission's view with respect to the appropriate types of prospectus and annual report disclosures for an exchange-traded fund.


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Applicants believe that (i) with respect to the relief requested pursuant to
Section 6(c) of the 1940 Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 17(b) of the 1940 Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Additional Fund; and the proposed transactions are consistent with the general purposes of the 1940 Act.

All entities that currently intend to rely on the Amended Order are named as Applicants. Any other entity that relies on the Amended Order in the future will comply with the terms and conditions of this Application.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

Except as specifically noted herein, all discussions contained in the Original Application are equally applicable to the Additional Funds, and the Additional Funds will be offered pursuant to the same terms, provisions and conditions of the Original Application and the Prior Order. Each Additional Fund, except as noted herein, will operate in a manner identical to that of the Equity Funds. In addition, except as noted herein, the approach to matters regarding sales and marketing materials and disclosure will be the same as described in the Original Application. Except as provided herein, discussions pertaining to "International Funds" in the Original Application are equally applicable to the International Additional Funds.

B. COMPARABILITY OF RELIEF SOUGHT TO PRIOR RELIEF GRANTED BY THE COMMISSION

Applicants assert that all of the relief requested in this Application is substantially similar to that granted by the Commission in the Prior Order. The relief granted by the Commission in the Prior Order is also substantially similar to the relief granted by the Commission to other "exchange-traded funds" cited in the Original Application and substantially similar to certain relief granted by the Commission subsequent to the date of the Original Application, as noted in Section IV of this Application.


                                 II. BACKGROUND

A.       THE APPLICANTS

         1.       The Initial Trust, Trust I, Trust II and the AlphaDEX Trust

The Initial Trust, Trust I, Trust II and the AlphaDEX Trust are each open-end management investment companies organized as Massachusetts business trusts. The Initial Trust, Trust I, Trust II and the AlphaDEX Trust are, and each future Trust will be, registered under the 1940 Act with the Commission as open-end management investment companies and will offer and sell their respective Shares pursuant to registration statements filed with the Commission under the 1940 Act


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and the Securities Act of 1933 (the "Securities Act"). The Initial Trust, Trust
I, Trust II and the AlphaDEX Trust are each organized to be able to offer a number of separate investment portfolios (i.e., Funds). The Initial Trust currently has no series with publicly outstanding shares. Trust I, Trust II and the AlphaDEX Trust all currently have series with publicly outstanding shares; however, pursuant to relief previously granted by the Commission,(3) all of such series invest in portfolio securities selected to correspond to the price and yield performance of a particular securities index; they are not Active ETFs.

The Initial Trust currently intends to offer one initial series (the "New Fund") which will be an Additional Fund, as described below.

Each of the Additional Funds intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company ("RIC") diversification requirements of the Internal Revenue Code of 1986, as amended (the "Code").

         2.       The Advisor and Fund Subadvisors

First Trust Advisors L.P. or an entity controlling, controlled by or under common control with the Advisor will be the investment adviser to the Additional Funds. The Advisor is an Illinois limited partnership, with its principal office located at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187. The Advisor is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). The Advisor has not yet entered, but may in the future enter, into sub-advisory agreements with one or more additional investment advisers to act as "sub-advisers" with respect to particular Funds (each, a "Fund Subadvisor"). Any Fund Subadvisor will be registered under the Advisers Act.

         3.       The Distributor

First Trust Portfolios L.P., an Illinois limited partnership, will serve as the principal underwriter and distributor for each of the Additional Funds. The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and a member in good standing of the Financial Industry Regulatory Authority ("FINRA"). The Distributor is an affiliated person of the Advisor within the meaning of Section 2(a)(3)(C) of the 1940 Act.

          4.    Other Service Providers

Each Trust expects to appoint an entity or entities that are not affiliated persons of the respective Trust to provide administrative, custodial, transfer agency, fund accounting, dividend disbursing and securities lending (if applicable) functions for the Additional Funds. The identity of such service providers will be disclosed in the Prospectus and/or statement of additional

____________________

(3) In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (September 20, 2005), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27772 (March 30, 2007) (notice) and 27784 (April 25, 2007) (order).


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information ("SAI") for each Additional Fund. Each Trust and any securities lending agent will comply with the Commission staff's guidelines regarding the lending of portfolio securities of an open-end investment company. The entity providing custodial services is hereafter the "Custodian" and the entity serving as transfer agent for the respective Additional Funds is hereafter the "Transfer Agent."

B.       THE NEW FUND

The Applicants currently intend to name the New Fund the First Trust 2020 Target Term Corporate Bond Fund, although the Applicants may change the name in the future. It is currently anticipated that the primary investment objective of the New Fund will be to provide steady income from coupon payments and return of principal at its target term date, currently expected to be set at December 31, 2020, or such other date as may be set forth in the New Fund's Prospectus. It is currently anticipated that the New Fund's secondary investment objective will be to seek additional total return. The New Fund is expected to invest primarily in investment-grade corporate bonds traded in the U.S. markets. It is anticipated that the principal of bonds that mature within approximately one year prior to the target term date will be reinvested into high quality money market instruments.

The New Fund may modify its investment objectives and the Advisor may modify its methodology for the New Fund as it determines appropriate or necessary in pursuing the New Fund's investment objectives. The New Fund, except as noted herein, will otherwise operate in a manner identical to that described in the Original Application with respect to Equity Funds.

C.       CREATION AND REDEMPTION OF CREATION UNITS

The procedures for the creation and redemption of Creation Units of the Additional Funds will operate in a manner identical to that described in the Original Application except as described herein. The creation and redemption procedures below apply predominately to Fixed Income Funds, and those set forth in the Original Application apply to Equity Funds. Balanced Funds will use the creation and redemption procedures for both Equity Funds and Fixed Income Funds, as applicable.

         1. Sales of Shares. As described in the Original Application with respect to Equity Funds, each Fixed Income Fund will sell Shares to investors through Authorized Participants (as defined below) only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. In order to keep costs at a low level and permit each Fixed Income Fund to be as fully invested as possible, Shares generally will be purchased utilizing an "in-kind" process in Creation Units in exchange for the deposit, by the purchaser through Authorized Participants, of a particular portfolio of securities (the "Deposit Securities" and each a "Deposit Security") designated by the Advisor, together with the deposit or refund of a specified cash payment as the case may be ("Cash Component"--collectively with the Deposit Securities, a "Portfolio Deposit"). A Trust will issue and sell Creation Units of the applicable Fixed Income Fund on any day that the Trust is open for business, including as required by Section 22(e) of the 1940 Act (each, a "Business Day"). The NAV of each Fixed Income


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Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange (ordinarily 4:00 p.m. Eastern Time) on each Business Day. However, the NAV of certain Fixed Income Funds may be determined prior to 4:00 p.m. Eastern Time on each Business Day. Information regarding the determination of an Additional Fund's NAV will be disclosed in its Prospectus and SAI.

For certain Fixed Income Funds that utilize an "in-kind" process, the Deposit Securities will consist of a pro rata basket of the Fund's portfolio; however, the Applicants do not generally expect that the Deposit Securities will represent an exact pro rata basket of the respective Fixed Income Fund's Portfolio Securities.(4) The Cash Component will be equal to the difference, if any, between the NAV per Creation Unit and the market value of the Deposit Securities.

The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Fund Security (as defined below) of a Fund that is a "to-be-announced transaction" or "TBA Transaction." A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security (as defined below).(5)

The Fixed Income Funds may be purchased and redeemed entirely on a cash basis (i.e., for U.S. dollars, or in the case of International Fixed Income Funds, for either non-U.S. currency or U.S. dollars, as applicable (an "All-Cash Payment")). In order for the Trusts to preserve maximum efficiency and flexibility, the Trusts reserve the right to accept and deliver All-Cash Payments for the purchase and redemption of Creation Units of any Fixed Income Fund, as well as to accept partial cash in lieu of Deposit Securities in connection with purchases and redemptions of Creation Units of any Fixed Income Fund. This may occur in circumstances where it may be in the best interests of a Trust to do so, such as when a Deposit Security may not be available in sufficient quantity for delivery, may not be eligible for trading by an Authorized Participant (defined below) or the party for which it is acting (including due to local trading restrictions such as requirements that securities be traded only for cash in local currency) or other circumstances. Therefore, each Fixed Income Fund may permit or require, under certain circumstances, an in-kind purchaser to substitute cash or a different security in lieu of depositing some or all of the Deposit Securities.

____________________

(4) For example, in certain instances, a security may not be readily available. In addition, it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, which may account for certain differences between a basket of Deposit Securities or Fund Securities (as defined below) and a true pro rata slice of a Fixed Income Fund's portfolio.

(5) Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Fund Security (as defined below) of any Fixed Income Fund.


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In addition, the Trusts reserve the right to determine in the future that Shares of one or more of the Fixed Income Funds (including Fixed Income Funds that typically utilize an "in-kind" process) may be purchased in Creation Units for an All-Cash Payment. The decision to permit cash-only purchases of Creation Units, to the extent made at all in the future, would be made if the respective Trust and the Advisor or Fund Subadvisor believed such method would substantially minimize such Trust's transactional costs or would enhance such Trust's operational efficiencies. For example, on days when a rebalancing of a Fixed Income Fund's portfolio is required, the Advisor might prefer to receive payment for the Creation Units in cash rather than in-kind securities so that it has the liquid resources at hand for the applicable Trust to make the necessary purchases. If a Fixed Income Fund were to receive in-kind securities on such a day, it would have to then sell many of such securities and acquire new securities, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received an All-Cash Payment.

In order to defray the transaction expenses, including brokerage and operational processing costs and part or all of the spread between the expected bid and offer side of the market related to such Deposit Securities and/or substitute securities, that will be incurred by a Fixed Income Fund when investors purchase or redeem Creation Units, and other expenses, such as custody fees, stamp taxes and the like, each Fixed Income Fund will impose purchase and redemption transaction fees ("Transaction Fees") to be borne only by such purchasers or redeemers. Where a Fixed Income Fund permits an in-kind purchaser to substitute cash or a different security in lieu of depositing a portion of the Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities and/or disposing of the substituted securities. The exact amounts of such Transaction Fees will be determined separately for each Fixed Income Fund. The Transaction Fee is designed to protect the continuing shareholders of a Fixed Income Fund against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units. The Transaction Fees relevant to each Fixed Income Fund will be fully disclosed in the Fund's Prospectus and the method of calculating these Transaction Fees will be fully disclosed in the Prospectus or SAI of such Fund. Transaction Fees will be limited to amounts that have been determined by the Advisor or the Fund Subadvisor to be appropriate and will take into account transaction and operational processing costs associated with the relevant Deposit Securities and Fund Securities (as defined below) of the Fixed Income Funds. Variations in the Transaction Fees may be imposed as disclosed in each Fixed Income Fund's Prospectus, in accordance with Rule 22d-1 under the 1940 Act, and the method of determining such variations will be disclosed in the SAI. Applicants may determine to increase, decrease or otherwise modify a Transaction Fee. Such changes and variations will be effected by an amendment or supplement to the then current registration statement. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Shares of the Additional Funds will be sold in Creation Units of at least 25,000 Shares. The Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Additional Funds or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except


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as permitted by an exemptive order that permits investment companies to invest in an Additional Fund beyond those limitations.(6)

The Fixed Income Funds' Custodian, in consultation with the Advisor and/or the Fund Subadvisor (if any) will make available on each Business Day, immediately prior to the opening of trading on the Stock Exchange, a list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund (if utilizing the "in-kind" process). Such Portfolio Deposit will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available. In the same manner, Applicants will make available the previous day's Cash Component as well as the estimated Cash Component for the current day (if utilizing the "in-kind" process). In addition, the Applicants will make available the estimated All-Cash Payment for any Fixed Income Funds utilizing the all-cash payments process.

In accordance with the Prior Order, Creation Units may be purchased through an "Authorized Participant" which is either (1) a "Participating Party," i.e., a broker-dealer or other participant in the Shares Clearing Process (as described in the Original Application) through the Continuous Net Settlement System of the National Securities Clearing Corporation, a clearing agency that is registered with the Commission (the "NSCC"), or (2) a DTC Participant, which in either case has executed an agreement with the Distributor and the Transfer Agent, with respect to purchases and redemptions of Creation Units (a "Participant Agreement"). In connection with International Fixed Income Funds, the Distributor and Transfer Agent will enter into one or more Participant Agreements with DTC Participants that have international operational capabilities. An investor does not have to be an Authorized Participant to purchase Creation Units, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders it receives to the respective Fixed Income Fund's Transfer Agent.

As is the case for Equity Funds as described in the Original Application, all standard orders to create a Creation Unit must be received by a Fixed Income Fund's Transfer Agent or Distributor, as applicable, no later than the order cut-off time as described in the Participant Agreement (ordinarily, 4:00 p.m. Eastern Time) (the "Order Cut-Off Time") on the date such order is placed, in order for the creation of the Creation Units to be effected based on the NAV of

_____________________

(6) As noted in footnote 2 of the Original Application, Trust I, Trust II, the AlphaDEX Trust, the Advisor and the Distributor have received exemptive relief from Section 12(d)(1)(A) and (B) and Section 17(a) permitting, in part, certain investment companies and unit investment trusts to invest in shares of such funds beyond the limits of Section 12(d)(1)(A) and (B) of the 1940 Act. See Investment Company Act Rel. Nos. 27812 (April 30, 2007) (notice) and 27845 (May 30, 2007) (order)
         (the "Section 12(d)(1) Order"). The relief in the Section 12(d)(1) Order extends to any other registered open-end investment company created in the future and comprising part of the same "group of investment companies" within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as the existing trusts and their series. Accordingly, consistent with the Original Application, the Trusts and Additional Funds will rely on the relief granted in the Section 12(d)(1) Order.


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the Shares as next determined on such date. In the case of custom orders,(7) the purchase order must be received by the Fixed Income Fund's Transfer Agent or Distributor, as applicable, no later than one hour prior to the Order Cut-Off Time (or such other time as specified in the Fixed Income Fund's Prospectus). Once a purchase order has been placed with the Distributor and received by the Transfer Agent, the Distributor shall cause the Advisor, Fund Subadvisor (if any) and Custodian to be informed. With respect to International Fixed Income Funds, the Custodian will then inform the appropriate sub-custodian(s). The Authorized Participant will deliver to appropriate sub-custodian(s), on behalf of itself or the Beneficial Owner, the relevant Deposit Securities (or cash-in-lieu amount and any substitute securities) or All-Cash Payment, as applicable, with any appropriate adjustments as determined by the Fund. Deposit Securities or the All-Cash Payment, as applicable, must be delivered to the accounts maintained at the applicable sub-custodians; provided, however, that if a Deposit Security is a domestic instrument, it may be delivered to the Fixed Income Fund's Custodian. The sub-custodian(s) will confirm to the Custodian that the required securities or cash, as applicable, has been delivered and the Custodian will then notify the Advisor and the Distributor.

The Distributor may reject any order to purchase Shares that is not submitted in proper form. In addition, a Fixed Income Fund may reject a purchase order transmitted to it if: (1) the purchaser or group of related purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund; (2) the required Portfolio Deposit is not delivered; (3) the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Portfolio Deposit would, in the opinion of the applicable Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Portfolio Deposit would otherwise have an adverse effect on the relevant Fund or the rights of Beneficial Owners of the Fund; or (6) there exist circumstances outside the control of the Trust or the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Advisor, the Distributor, the Custodian, any relevant sub-custodian, the Transfer Agent, a Fund Subadvisor, NSCC or any other participant in the purchase process; the imposition by a foreign government or a regulatory body of controls, or other monetary, currency or trading restrictions which directly affect an International Fixed Income Fund's Portfolio Securities; and similar extraordinary events.

_________________

(7) As with Equity Funds, a custom order may be placed by an Authorized Participant in the event that the applicable Trust permits or requires the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting. As with Equity Funds, a Fixed Income Fund may require custom orders for Creation Units to be placed earlier in the day (for example, on days when the generally accepted close of the Stock Exchange or the bond market occurs earlier than normal (such as the day before a holiday)). In addition, it is possible that orders to create a Creation Unit of a Fixed Income Fund may not be accepted on any day when the bond markets are closed.


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The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

As described in the Original Application, in general, Shares in a Creation Unit will be delivered to the purchaser upon the deposit of a Portfolio Deposit in payment for a Creation Unit. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of sufficient collateral, as described in the applicable Participant Agreement. The Participant Agreement will permit the Fixed Income Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the applicable Trust of acquiring such Deposit Securities and the value of the collateral. The SAI of the relevant Fixed Income Fund may contain further details relating to such collateral procedures.

          2. Redemptions. As described in the Original Application, Beneficial Owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Trust. An order to redeem Creation Units of a Fixed Income Fund may only be effected by or through an Authorized Participant. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Trust. If the "in-kind" process is being utilized, Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities ("Fund Securities" and individually a "Fund Security").(8) The Trust will redeem Shares of each Fixed Income Fund on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act and as provided by the relief for International Fixed Income Funds requested herein. Redemption requests must be received by the Order Cut-Off Time (ordinarily, 4:00 p.m. Eastern Time) to be redeemed that day. In the case of custom redemptions(9) the order must be received by the Transfer Agent or Distributor, as applicable, no later than 3:00 p.m. Eastern Time (or such other

_________________

(8) A Fixed Income Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Fund Securities. The prospectus for a Fixed Income Fund will also state that "An Authorized Participant that is not a Qualified Institutional Buyer ("QIB") as defined in Rule 144A under the Securities Act of 1933 will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A."

(9) Custom redemption orders may be placed by an Authorized Participant in the event that the applicable Trust permits or requires the substitution of an amount of cash to replace any Fund Securities which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction or otherwise at the discretion of the applicable Trust.


                                    11 of 31
time as specified in the Fixed Income Fund's Prospectus). The applicable Trust's Custodian, through the NSCC, will make available immediately prior to the opening of business on the Stock Exchange (currently 9:30 a.m., Eastern Time) on each Business Day, the list of Deposit Securities (the "Creation List") which will be applicable to a purchase and the list of Fund Securities (the "Redemption List") that will be applicable (each subject to possible amendment or correction) to redemption requests received in proper form on that day. In some instances, the Creation List may differ slightly from the Redemption List. The Creation List and the Redemption List may differ in order to assist the Advisor in rebalancing a Fixed Income Fund or as the result of corporate actions.

Each Fixed Income Fund will have the right to make redemption payments in cash, in-kind or a combination of each, provided the value of its redemption payments equals the NAV per Share. At the discretion of the Fixed Income Fund, a Beneficial Owner might also receive the cash equivalent of a Fund Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities perhaps because of another transaction with or for the issuer of those securities. A specific example might be the presence of the securities on an investment banking firm's restricted list. With respect to International Fixed Income Funds, this could also occur under certain circumstances, such as where it may not be permissible under current law to operate on an in-kind basis. In addition, certain holders of Shares of International Fixed Income Funds may be subject to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds, in which case the International Fixed Income Fund may adopt a policy that such holders may redeem Creation Units solely for cash. The Applicants currently contemplate that unless cash redemptions are available or specified for a Fixed Income Fund, the redemption proceeds for a Creation Unit will consist of Fund Securities plus or minus a "Cash Redemption Amount" as the case may be (collectively a "Fund Redemption"). The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Creation Unit being redeemed and the market value of the Fund Securities. Accordingly, to the extent that the Fund Securities on the Redemption List have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming investor to the respective Fixed Income Fund. A redeeming investor also will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit. To the extent that any amounts payable to a Fixed Income Fund by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the Fund.

To the extent contemplated by a Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all of part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of a Fixed Income Fund, at or prior to the Order Cut-Off Time on the date such redemption request is submitted, the Transfer Agent may nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral. The Participant Agreement will permit the applicable Trust, on behalf of the Fixed Income Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the applicable Trust of acquiring such Shares and the value of the collateral. The SAI of the relevant


                                    12 of 31

Fixed Income Fund may contain further details relating to such collateral procedures.

In the case of Shares of International Fixed Income Funds, upon redemption of Creation Units and taking delivery of the Fund Securities into the securities account of the Beneficial Owner or the Authorized Participant acting on behalf of such Beneficial Owner, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Fund Securities are customarily traded. If neither the Beneficial Owner nor the Authorized Participant acting on behalf of such Beneficial Owner has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdiction(s) and it is not possible to make other such arrangements, or if it is not possible to effect deliveries of the Fund Securities in such jurisdiction(s) and in certain other circumstances,(10) the International Fixed Income Fund may in its discretion exercise its option to redeem such Shares for cash, and the redeeming Beneficial Owner will be required to receive its redemption proceeds in cash. In such case, the investor will receive a cash payment equal to the NAV (next determined after receipt of the redemption request) times the number of Shares in a Creation Unit of the relevant International Fixed Income Fund, minus the Transaction Fee.

         3. Settlement and Clearing. As with the settlement of certain Equity Fund transactions, Fixed Income Funds will generally settle outside of the NSCC Continuous Net Settlement System (the "CNS System"). In particular, (i) Deposit Securities and Fund Securities that are U.S. government securities and any cash will clear and settle through the Federal Reserve System, (ii) Shares of the Fixed Income Funds and Deposit Securities and Fund Securities that are U.S. corporate and non-corporate (other than U.S. government) Fixed Income Securities will generally clear and settle through DTC,(11) and (iii) Deposit Securities and Fund Securities that are non-U.S. Fixed Income Securities and money market securities will clear and settle through the appropriate sub-custodian and Euroclear or another standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly or that required collateral is in place. More specifically, creation transactions will settle as follows: on the settlement date, an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non-corporate Fixed Income Securities (other than U.S. government securities) through DTC to a DTC account maintained by the Fixed Income Funds' Custodian, and Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more of the Fixed Income Securities, required collateral), and the receipt of any Cash Component, the Custodian will notify the Distributor and the Advisor. The

__________________

(10) The Applicants note that certain holders of Shares of particular International Fixed Income Funds may be subject to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such cases, a Trust may adopt a policy with respect to such International Fixed Income Funds that such holders of Shares may redeem Creation Units solely for cash.

(11) To the extent creation and redemption transactions for Shares of the Fixed Income Funds can clear and settle through the CNS System, Creation Units may be deposited or charged to the Authorized Participants' DTC accounts through the CNS System.


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


Trust will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant's DTC account. The clearance and settlement of a redemption transaction essentially reverses the process described above. After a Fixed Income Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities and any Cash Redemption Amount. On the settlement date, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Fund Securities through the appropriate channels.

DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants. Shares will be registered in book-entry form only, which records will be kept by DTC.

Shares of each Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to Equity Funds using the CNS System, Creation Units may be deposited or charged to the Authorized Participants' DTC accounts through the CNS System. Since creation/redemption transactions for Shares of the Fixed Income Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a creation) or one or more Fund Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an "in-kind" creation of Shares. In case of a failed delivery of one or more Deposit Securities, the Fixed Income Funds will hold the collateral until the delivery of such Deposit Securities. The Fixed Income Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fund's side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant's incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Component. In the case of redemption transactions, the Fixed Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fixed Income Fund's side of the transaction (the delivery of Fund Securities and the Cash Redemption Amount) until the Fixed Income Fund's Transfer Agent has received confirmation of receipt of the Authorized Participant's incoming Creation Units. In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Securities and Fund Securities, the Fixed Income Funds plan to settle transactions in U.S. government securities, corporate Fixed Income Securities and non-corporate Fixed Income Securities (other than U.S. government securities) and Shares on the same T+3 (as described below) settlement cycle.

Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.(12)

___________________

(12) The Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days ("T+3") basis. Where this occurs, the Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares' T+3 settlement date. As with other investment companies, the 1940 Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments


                                    14 of 31

D.       AVAILABILITY OF INFORMATION

          1. General. The Applicants believe that a great deal of information will be available to prospective investors about the Additional Funds. The Distributor's website (www.ftportfolios.com), which will be publicly available prior to the public offering of Shares, will include, for each Additional Fund, a form of the current Prospectus, as well as, to the extent applicable, the current Summary Prospectus (as defined in the Summary Prospectus Rule) that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, for each Additional Fund, (1) daily trading volume, the prior Business Day's reported closing price, NAV and mid-point of the bid/ask spread at the time of calculation of such NAV (the "Bid/Ask Price"),(13) and a calculation of the premium and discount of the Bid/Ask Price against the NAV, and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Additional Fund will disclose on the website the identities and quantities of the Portfolio Securities and other assets held by the Additional Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge.(14)

Investors interested in a particular Additional Fund can also obtain the applicable Trust's SAI, each Additional Fund's Shareholder Reports and its Form N-CSR and Form N-SAR, filed twice a year. The respective Trust's SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission's website at http://www.sec.gov.

In addition, because the Shares are listed on a Stock Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on brokers' computer screens

_______________

         not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, the Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. The Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (as defined in the Original Application) and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of Fixed Income Securities.

(13) The Bid/Ask Price of an Additional Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund's NAV. The records relating to Bid/Ask Prices will be retained by the Additional Funds and their service providers.

(14) Under accounting procedures followed by the Additional Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Additional Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.


                                    15 of 31
and other electronic services. The previous day's closing price and trading volume information will be published daily and available for publication by various media of general circulation, including, but not limited to, newspapers. The Stock Exchange or a major market data vendor will disseminate widely every 15 seconds throughout the trading day an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Component.(15) The Additional Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

         2. Information Regarding Funds Investing in Certain Other Investments. The NSCC's system for the receipt and dissemination to its participants of the portfolio composition file ("PCF") was designed for portfolios consisting entirely of Equity Securities or Fixed Income Securities, and cash and money market instruments. As a result, it is not currently capable of processing information with respect to certain of the Other Investments (described in Section I.A of this Application) that an Additional Fund may hold, although Applicants expect that it may become so in the future. Therefore, the Advisor expects to develop what it calls an "IIV File,"(16) which it expects to use to disclose Additional Funds' holdings of such Other Investments until such time (or perhaps longer, if the applicable Trust deems it advisable) as the NSCC's PCF system can process such information regarding such Other Investments. The Applicable Trust, the Advisor or the Fund Subadvisor will post the IIV File to a password-protected website before the opening of business on each Business Day, and all Authorized Participants will have access to the password and the website containing the IIV File.(17) The IIV File will contain information sufficient by itself or in connection with the PCF for market participants to calculate the Additional Fund's IIV and effectively arbitrage the Fund. For example, if the Additional Fund holds swaps, futures contracts and Fixed Income Securities, it is expected that information including the following would be provided in the IIV File: (A) the total value of the Fixed Income Securities held by the Fund,
(B) the notional value of the swaps held by the Fund (together with certain additional related information), (C) the most recent valuation of the swaps held by the Fund, (D) the notional value of any futures contracts (together with certain additional related information), (E) the number of futures contracts held by the Fund (together with certain additional related information), (F) the most recent valuation of the futures contracts held by the Fund, (G) the Fund's total assets and the total shares outstanding, and (H) a "net other assets" figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund's financial instruments through the end of the Business Day immediately preceding the publication of the IIV File. To the extent that any Fund holds cash or money market instruments about which information is not available in a PCF, information regarding such cash and money market instrument positions will be disclosed in the IIV File for such Fund.

___________________

(15) See Section II.D.2 below regarding information to be calculated by the Stock Exchange or a major market data vendor with respect to Additional Funds holding certain Other Investments.

(16) The term "IIV" refers to a Fund's "Indicative Intra-Day Value." The IIV is generally designed to provide investors with an intra-day reference value which can be used in connection with other related market information.

(17) Authorized Participants that are not also NSCC members may have to either join NSCC or pay a third-party data vendor to obtain PCF information made available through the facilities of NSCC. Applicants understand that certain Stock Exchanges receive PCF files from the NSCC.


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


The information in the IIV File, together with the information on Equity Securities, Fixed Income Securities (and any other securities) contained in the PCF, which will be prepared at the end of each Business Day, will be sufficient for participants in the NSCC system to calculate the IIV for the Fund on the next Business Day. The IIV File will also be the basis for the next Business Day's NAV calculation.

The Stock Exchange or a major market data vendor will calculate the IIV throughout the trading day for each applicable Additional Fund by (i) calculating the current value of all Equity Securities and/or Fixed Income Securities held by the Fund, (ii) calculating the estimated cash and cash equivalents held by the Fund, (iii) calculating the marked-to-market gains or losses relating to the applicable Other Investments held by the Fund, if any,
(iv) adding the current value of (i) through (iii) to arrive at a value and (v) dividing that value by the total Shares outstanding to obtain the current IIV for the Fund. The Stock Exchange will not guarantee the accuracy or completeness of the IIV. Neither the applicable Trusts, nor the Additional Funds, the Advisor or any Fund Subadvisor is responsible for the calculation or dissemination of the IIV; therefore, they make no warranty as to its accuracy or its usefulness.


                       III. IN SUPPORT OF THE APPLICATION

As noted above, the Applicants intend to operate the Additional Funds in a manner substantially similar to the operation of the Equity Funds for which the Commission has issued the Prior Order, with the exception of procedures described in this Application that would be required or appropriate in order for the Additional Funds to hold (i) Fixed Income Securities, (ii) a combination of Equity Securities and Fixed Income Securities or (iii) the investments described in (i) or (ii) together with Other Investments. The Prior Order provided a basis for exemptions under Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, in accordance with
Section 6(c) of the 1940 Act, and for exemptions from Section 17(a) of the 1940 Act in accordance with Sections 6(c) and 17(b) of the 1940 Act, in each case with respect to an Equity Fund covered by the Prior Order. The Applicants believe that the basis for granting the aforementioned exemptions is equally applicable here. In that regard, and more specifically with respect to International Additional Funds, because the settlement of redemptions of Creation Units or for transferring Portfolio Securities held by International Additional Funds is contingent not only on the settlement cycle of the U.S. securities markets, but also on the delivery cycles present in markets where those International Additional Funds invest (as in the case of International Funds, as defined in the Original Application, investing in foreign equity securities, as defined in the Original Application), the Applicants request relief from Section 22(e) of the 1940 Act for the same reasons, and to the same extent, as described in the Original Application.


                                  IV. PRECEDENT

The Applicants' requested relief is substantially similar to the relief granted by the Commission in the Prior Order(18) and to that granted to other open-end

_________________

(18)     See supra note 1.


                                    17 of 31
management investment companies.(19) However, the Applicants note that the WisdomTree Relief does not include an exemption from Section 22(e) of the 1940 Act.


                          V. REQUEST FOR AMENDED ORDER

As described above, the requested relief is (1) substantially similar to the relief previously granted by the Commission to other open-end management investment companies that offer exchange-traded funds that invest in (i) Fixed Income Securities, (ii) combinations of Equity Securities and Fixed Income Securities or (iii) the investments described in (i) or (ii) together with Other Investments(20), and (2) substantially similar to the relief granted by the Commission with respect to the Equity Funds in the Prior Order. Accordingly, the Applicants respectfully request that the Commission grant relief to the extent described herein. Specifically, the Applicants hereby request that the Commission grant the Amended Order for exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the 1940 Act pursuant to Section 6(c) of the 1940 Act, as well as an exemption from Section 17(a) of the 1940 Act pursuant to Section 17(b) and Section 6(c) of the 1940 Act.


                        VI. CONDITIONS TO THE APPLICATION

The Applicants agree that the Amended Order would be subject to the same conditions as the Prior Order; provided, however, that all representations and conditions contained in this Application and the Original Application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (January 13, 2009).

__________________

(19) See, e.g., In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (February 1, 2008) (notice) and 28171 (February 27, 2008) (order), amended by In the Matter of Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28411 (September 29, 2008) (notice) and 28467 (October 27, 2008) (order); In the Matter of WisdomTree Asset Management, Inc. and WisdomTree Trust, Investment Company Act Release Nos. 28419 (September 29, 2008) (notice) and 28471 (October 27, 2008) (order) (collectively, the "WisdomTree Relief"); and In the Matter of Grail Advisors, LLC, et al., Investment Company Act Release Nos. 28571 (December 23, 2008) (notice) and 28604 (January 16, 2009) (order).

(20) See in particular the WisdomTree Relief, supra note 19, with respect to investments similar to "Other Investments."


                                    18 of 31

                            VII. NAMES AND ADDRESSES

Pursuant to Rule 0-2(f), the following are the names and addresses of
Applicants:

              First Trust Advisors L.P.
              First Trust Portfolios L.P.
              First Trust Exchange-Traded Fund
              First Trust Exchange-Traded Fund II
              First Trust Exchange-Traded Fund III
              First Trust Exchange-Traded AlphaDEX(R) Fund
              120 East Liberty Drive
              Suite 400
              Wheaton, Illinois  60187


                                    19 of 31

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

                                FIRST TRUST EXCHANGE-TRADED FUND


                                By: /s/ James A. Bowen
                                   ----------------------------------
                                     Name:  James A. Bowen
                                     Title:    President


                                FIRST TRUST EXCHANGE-TRADED FUND II


                                By: /s/ James A. Bowen
                                   ----------------------------------
                                     Name:  James A. Bowen
                                     Title:    President


                                FIRST TRUST EXCHANGE-TRADED FUND III


                                By: /s/ James A. Bowen
                                   ----------------------------------
                                     Name:  James A. Bowen
                                     Title:    Initial Trustee


                                FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND


                                By: /s/ James A. Bowen
                                   ----------------------------------
                                     Name:  James A. Bowen
                                     Title:    President


                                FIRST TRUST ADVISORS L.P.


                                By: /s/ James A. Bowen
                                   ----------------------------------
                                     Name:  James A. Bowen
                                     Title:    President


                                FIRST TRUST PORTFOLIOS L.P.


                                By: /s/ James A. Bowen
                                   ----------------------------------
                                     Name:  James A. Bowen
                                     Title:    President

Dated:  September 9, 2009


                                    20 of 31

                       VIII. AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P., pursuant to the general authority vested in him as President.

                                        FIRST TRUST ADVISORS L.P.


                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                             Name:  James A. Bowen
                                             Title:    President

Dated:  September 9, 2009


                                    21 of 31

                        IX. AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, and First Trust Exchange-Traded AlphaDEX(R) Fund (the "Trusts"). James
A. Bowen is authorized to sign and file this document on behalf of the Trusts, pursuant to the general authority vested in him as President and pursuant to resolutions adopted by the respective Boards of Trustees which are attached as Appendix A-1. Such resolutions continue to be in force and have not been revoked through the date hereof.

                                FIRST TRUST EXCHANGE-TRADED FUND
                                FIRST TRUST EXCHANGE-TRADED FUND II
                                FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND


                                By: /s/ James A. Bowen
                                   ----------------------------------
                                     Name:  James A. Bowen
                                     Title:    President

Dated:  September 9, 2009


                                    22 of 31

                         X. AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Exchange-Traded Fund III (the "Trust"). James A. Bowen is authorized to sign and file this document on behalf of the Trust, pursuant to the resolutions adopted by the written consent of the sole initial trustee which are attached as Appendix A-2. Such resolutions continue to be in force and have not been revoked through the date hereof.

                                        FIRST TRUST EXCHANGE-TRADED FUND III


                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                             Name:  James A. Bowen
                                             Title:    Initial Trustee

Dated:  September 9, 2009


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                        XI. AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Portfolios L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Portfolios L.P., pursuant to the general authority vested in him as President.

                                        FIRST TRUST PORTFOLIOS L.P.


                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                             Name:  James A. Bowen
                                             Title:    President

Dated:  September 9, 2009


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                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is President of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                             Name:  James A. Bowen


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                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III and FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND; that he is President, or sole initial trustee, as applicable, of such companies; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                             Name:  James A. Bowen


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


                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST PORTFOLIOS L.P.; that he is President of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                             Name:  James A. Bowen


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                                  APPENDIX A-1

THE BOARDS OF TRUSTEES OF THE FIRST TRUST EXCHANGE-TRADED FUND, THE FIRST TRUST
  EXCHANGE-TRADED FUND II, AND THE FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND
                     EACH ADOPTED THE FOLLOWING RESOLUTIONS

                   WHEREAS, the First Trust Exchange-Traded Fund III (the "Initial Trust") previously received an order (the "Prior Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and

                   WHEREAS, the Prior Order granted relief not only to the Initial Trust and series thereof, but also to any other open-end management company existing or created in the future and existing or future series thereof that may use active management investment strategies; and

                   WHEREAS, the Prior Order requires that the Funds relying on it invest primarily in equity securities traded in the United States markets and/or foreign equity securities (collectively, "Equity Securities"); and

                   WHEREAS, the Initial Trust, the First Trust
          Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, and the First Trust Exchange-Traded AlphaDEX(R) Fund (collectively, the "Trusts") seek additional exemptive relief to establish Funds that may also invest primarily in securities other than Equity Securities, including, without limitation, fixed-income securities and investment company securities (collectively, "Other Securities"), or in a combination of Equity Securities and Other Securities;

                   NOW THEREFORE BE IT

                   RESOLVED, that James A. Bowen and any other appropriate officer of each Trust be, and each hereby is, authorized to prepare, execute and submit to the Securities


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          and Exchange Commission, on behalf of the respective Trust and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, permit Funds to invest primarily in Other Securities or in a combination of Equity Securities and Other Securities (as described in such Application or Applications); and it is further

                   RESOLVED, that James A. Bowen and any other appropriate officer of the respective Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Trust such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

                   RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, the respective Trust is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.


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                                  APPENDIX A-2

  THE SOLE INITIAL TRUSTEE OF FIRST TRUST EXCHANGE-TRADED FUND III ADOPTED THE
                    FOLLOWING RESOLUTIONS BY WRITTEN CONSENT

                   WHEREAS, the First Trust Exchange-Traded Fund III ("ETF III") previously received an order (the "Prior Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and

                   WHEREAS, the Prior Order granted relief not only to ETF III and series thereof, but also to any other open-end management company existing or created in the future and existing or future series thereof that may use active management investment strategies; and

                   WHEREAS, the Prior Order requires that the Funds relying on it invest primarily in equity securities traded in the United States markets and/or foreign equity securities (collectively, "Equity Securities"); and

                   WHEREAS, ETF III, the First Trust Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, and the First Trust Exchange-Traded AlphaDEX(R) Fund seek additional exemptive relief to establish Funds that may also invest primarily in securities other than Equity Securities, including, without limitation, fixed-income securities and investment company securities (collectively, "Other Securities"), or in a combination of Equity Securities and Other Securities;

                   NOW THEREFORE BE IT RESOLVED, that James A. Bowen and any other appropriate officer of ETF III be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of ETF III and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or


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          appropriate seeking exemptions from certain provisions of the
          1940 Act to the extent necessary to, among other things, permit Funds to invest primarily in Other Securities or in a combination of Equity Securities and Other Securities (as described in such Application or Applications); and

                   FURTHER RESOLVED, that James A. Bowen and any other appropriate officer of ETF III be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of ETF III such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

                   FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, ETF III is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.

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